SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                  SCHEDULE 13G*
                                 (Rule 13d-102)


                               ANTs software, inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    037271103
                                 (CUSIP Number)

                               September 22, 2009
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
                             Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


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     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037271103                 13G/A

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Constantin Zdarsky
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Germany
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NUMBER OF   (5)  SOLE VOTING POWER
SHARES
BENEFICIALLY     30,759,677 shares of Common Stock (Includes 9,745,700 common
OWNED BY         shares, warrants to purchase 7,502,151 shares of Common Stock,
EACH             Series A Convertible Preferred Stock convertible into
REPORTING        11,223,963 shares of Common Stock and warrants to purchase
PERSON WITH      800,752 shares of Series A Convertible Preferred Stock that is convertible into 2,287,863 Common Shares.)
                 ------------------------------------------------------------

            (6)  SHARED VOTING POWER

            0
                 ------------------------------------------------------------

            (7)  SOLE DISPOSITIVE POWER

                 30,759,677 shares of Common Stock (Includes 9,745,700 common shares, warrants to purchase 7,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,223,963 shares of Common Stock, and warrants to purchase 800,752 shares of Series A Convertible Preferred Stock that is convertible into 2,287,863 Common Shares.)

                 ------------------------------------------------------------

            (8)  SHARED DISPOSITIVE POWER

            0
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            30,759,677 shares of Common Stock
            (Includes 9,745,700 common shares, warrants to purchase 7,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,223,963 shares of Common Stock, and warrants to purchase 800,752 shares of Series A Convertible Preferred Stock that is convertible into 2,287,863 Common Shares.)

-----------------------------------------------------------------------------
    (10)    CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------

    (11)    PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                21.2%

            (The shares of Common Stock underlying the Reporting Person's Common Stock warrants, Series A Convertible Preferred Stock Warrants and Series A Convertible Preferred Stock were deemed outstanding for the purpose of computing the percent of outstanding securities of the class owned by such person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and derives from either voting or investment power with respect to securities. 145,288,567 shares of Common Stock are deemed to be beneficially owned for purposes hereof upon conversion of the Preferred Stock, shares issuable upon the exercise of Preferred Stock Warrants followed by conversion of the Preferred Stock, shares issuable upon the conversion of Promissory Notes, or shares of
            Common Stock issuable upon exercise of warrants and options currently exercisable, or exercisable within 60 days of September 22, 2009.)

-----------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------

CUSIP No. 037271103                 13G/A


Item 1(a).     Name of Issuer:

     ANTs software, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

     71 Stevenson St, Suite 400, San Francisco, CA 94105

Item 2(a).     Name of Person Filing:

     Constantin Zdarsky

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     C/O Mr. Tim Hanlon, Attorney-at-Law, Alley, Maass, Rogers & Lindsay, P.A., 321 Royal Poinciana Plaza, South, Palm Beach, FL 33840-0431.

CUSIP No. 037271103                 13G/A


Item 2(c).     Citizenship:

     Germany

Item 2(d).     Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number:

     037271103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
               Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

     (e)  [ ]  Investment Adviser in accordance with Rule 13d-1
               (b)(1)(ii)(E),

     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.[X]

CUSIP No. 037271103                  13G/A

Item 4.  Ownership.

     (a) Amount beneficially owned: 30,759,677 shares of Common Stock which includes 9,745,700 common shares, warrants to purchase 7,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,223,963 shares of Common Stock, and warrants to purchase 800,752 shares of Series A Convertible Preferred Stock that is convertible into 2,287,863 Common Shares.

     (b) Percent of class: 21.2% (The shares of Common Stock underlying the Reporting Person's Common and Preferred Stock Warrants were deemed outstanding for the purpose of computing the percent of outstanding securities of the class owned by such person.)

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or direct the vote: 30,759,677 shares of Common Stock which includes 9,745,700 common shares, warrants to purchase 7,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,223,963 shares of Common Stock, and warrants to purchase 800,752 shares of Series A Convertible Preferred Stock that is convertible into 2,287,863 Common Shares.

         (ii) Shared power to vote or direct the vote: 0

         (iii) Sole power to dispose or direct the disposition: 30,759,677 shares of Common Stock which includes 9,745,700 common shares, warrants to purchase 7,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,223,963 shares of Common Stock, and warrants to purchase 800,752 shares of Series A Convertible Preferred Stock that is convertible into 2,287,863 Common Shares.

         (iv) Shared power to dispose or direct the disposition: 0

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 037271103                13G/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

     Each of the Reporting Persons hereby makes the following certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 037271103                13G/A

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: November 23, 2009

                                        /s/ Constantin Zdarsky
                                            --------------------------
                                            Constantin Zdarsky